

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

September 21, 2006

Kimberly A. Springsteen
Chief Executive Officer
Commonwealth Capital Securities Corp.
400 Cleveland Street, 7th floor
Clearwater, FL 33755

> **Re: Commonwealth Income & Growth Fund VI**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 13, 2006**
> **File No. 333-131736**

Dear Ms. Springsteen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. As noted in our prior comment letter dated March 9, 2006, prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

Voting Rights of Limited Partners, page 71

2. We note you deleted language in this section and the restated limited partnership agreement that limited partners owning at least 66 2/3% of the units must consent to amending provisions in the partnership agreement relating to allocations, distributions or fees to the general partner. Please explain why you removed this

language. Tell us whether you ever amended the partnership or general manager expenses in the partnership agreements for the other Commonwealth funds.

Proposed Sales Material

3. We reissue prior comment 2. Conform the risk factors in the sales materials to those in the prospectus. For example, include the risk factors relating to transactions with affiliates, no identification of investments, and length of the offering in the sales materials captioned "Risks Associated with Equipment Leasing Funds." Furthermore, the column captioned "How Commonwealth Mitigates the Risk," does not appear to appropriately describe how the risks are mitigated. For example, the first risk factor relates to there being no public market. The sole ability of the general partner to redeem the units or the fact that you are registering these units does not mitigate this risk. In the second risk factor, since there may not be any sales proceeds, you have not adequately described how the risk is mitigated that all or a substantial portion of cash distributions will be a return of capital, not a return on investment. Therefore, delete the mitigation column. Also delete the word "inherent" from the risk column.

4. As previously requested, please conform the disclosure in the sales materials to that in the prospectus. For example, since the general partner has no track record of providing income or liquidity to limited partners, delete the statements that equipment leasing provides income or balance with risk factor disclosure. Where you state you will offer redemptions twice a year, clarify that these redemptions are at the general partner's sole discretion. Clarify when you say limited partners will receive cash distributions, that these are returns of capital, not returns on investment. In the sales materials captioned "Diversifying With Alternative Investments," delete the language that is not applicable to your equipment leasing offering, since competitive income, capital appreciation and direct tax benefits are not benefits associated with your offering. Note that this is not meant to represent an all-inclusive list of where your sales material disclosure should be improved. We encourage you to provide further clarification throughout your sales materials.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Kimberly A. Springsteen
Commonwealth Capital Securities Corp.
September 21, 2006
Page 4

       You may contact Jeffrey Gordon at (202) 551-3866 or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, Chris Edwards at (202) 551-3742 or me at (202) 551-3760 with any other questions.

                                         Sincerely,

                                         Pamela A. Long
                                         Assistant Director

cc: Michael B. Pollack, Esq.
        Reed Smith LLP
        2500 One Liberty Plaza
        Philadelphia, PA 19103